  Exhibit 99.1

High Tide Opens First European Canna Cabana in Berlin

The Company Becomes First Publicly Traded North American Cannabis Operator to Set Up Bricks-and-Mortar Presence in Europe's Largest Cannabis Market

CALGARY, AB, Dec. 1, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it has opened its first international Canna Cabana in Berlin, Germany—focused on cannabis accessories and consumer lifestyle goods—marking the brand's formal bricks-and-mortar entry into both Europe and the German market.

High Tide Inc., December 1, 2025 (CNW Group/High Tide Inc.)

Located at Alte Schönhauser Str. 2, 10119 Berlin, the Company's newest Canna Cabana is situated in the heart of Berlin-Mitte, steps from Alexanderplatz, the political, cultural, and creative core of Berlin, and a globally recognized hub for fashion, food, art, and boutique retail. The surrounding area is home to marquee landmarks, including the Fernsehturm (TV Tower), Berlin Cathedral, Museum Island, and the rapidly expanding Hackescher Markt district.

This flagship store represents the first step in High Tide's broader European retail strategy, following its recent acquisition of Remexian Pharma GmbH, a licensed medical cannabis importer and distributor based in Germany. The Berlin opening reflects the Company's commitment to growing its European presence, which encompasses bricks-and-mortar retail, e-commerce, and medical cannabis distribution across key international markets.

"Canna Cabana's potential extends far beyond Canada, and this Berlin opening is the first step in unlocking that global opportunity. Germany, with more than 83 million people, is already Europe's largest and most influential cannabis market, with government data showing imports surpassing a record 143 tonnes in the first three quarters of 2025. As cannabis usage continues to accelerate, so too will demand for Canna Cabana's cutting-edge consumption accessories," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"This bricks-and-mortar launch demonstrates our commitment to Germany for the long haul. We are closely following legislative and regulatory developments, and as Germany moves toward broader liberalization, Canna Cabana will have a meaningful head start. This is exactly how we built Canada's largest cannabis retailer—by establishing a loyal accessories following first, then seamlessly transitioning those customers into cannabis retail when the timing is right. Now, we're bringing that same winning formula to Europe," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™️ is the largest cannabis retail chain in Canada, with 215 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. In 2025 The Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the expected benefits of the store locations, the level of competition in the area, the continued growth of the Company's European presence, cannabis usage in Germany continuing to accelerate, Germany making further moves towards liberalization, and the ability of the Company to establish a loyal accessories following and then transition to cannabis retail. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 08:00e 01-DEC-25